Schedule 13G                                                         Page 1 of 4


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*



                          STRATUS SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   863170 10 6
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G                                                         Page 2 of 4


CUSIP No.                                                           863170 10 6
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Joan Raymond
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /        Not Applicable
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       260,361
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       250,000
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    260,361
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    250,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     510,361
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (11)

     8.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

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Schedule 13G                                                         Page 3 of 4


ITEM 1.

           (a)   Name of Issuer

                 Stratus Services Group, Inc.

           (b)   Address of Issuer's Principal Executive Offices

                 500 Craig Road, Manalapan, New Jersey  07726

ITEM 2.

           (a)   Name of Person Filing

                 Joan Raymond

           (b)   Address of Principal Business Office or, if none, Residence

                 283 Concorde Drive, Freehold, New Jersey  07728

           (c)   Citizenship

                 USA

           (d)   Title of Class of Securities

            Common Stock

           (e)   CUSIP Number

                 863170 10 6

ITEM 3.    Not Applicable.

ITEM 4.    OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)   Amount beneficially owned:  510,361 shares

           (b)   Percent of class: 8.9

           (c)   Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote:  260,361 shares

                 (ii) Shared power to vote or to direct the vote: 250,000 shares. These shares are owned by Joan Raymond's minor children. Ms. Raymond indirectly has the power to dispose or direct the disposition of these shares and the power to vote or direct the voting of these shares.

                 (iii) Sole power to dispose or to direct the disposition of:
                       260,361 shares


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Schedule 13G                                                         Page 4 of 4


                 (iv) Shared power to dispose or to direct the disposition of 250,000 shares. These shares are owned by Joan Raymond's minor children. Ms. Raymond indirectly has the power to dispose or direct the disposition of these shares and the power to vote or direct the voting of these shares.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

Not Applicable



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 8, 2001
                                      -----------------------------------
                                                     Date

                                               /s/ Joan Raymond
                                      -----------------------------------
                                                  Signature

                                                 Joan Raymond
                                      -----------------------------------
                                                  Name/Title